

June 25, 2010

Mr. Pavlos Kanellopoulos
 Chief Financial Officer
EXCEL MARITIME CARRIERS LTD.
Par La Ville Place
14 Par La Ville Road
Hamilton HM JX Bermuda

>**Re:** **Excel Maritime Carriers Ltd.**
>**Supplemental response letter dated June 17, 2010 regarding the**
>**Form 20-F for the year ended December 31, 2009**
>**File No. 1-10137**

Dear Mr. Kanellopoulos:

We have reviewed your supplemental response letter to us dated June 17, 2010 in response to our letter dated June 4, 2010 and have the following comments which require an amendment to the December 31, 2009 Annual Report on Form 20-F. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by amending your filing and providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Mr. Pavlos Kanellopoulos
Excel Maritime Carriers Ltd.
June 25, 2010
Page 2

Form 20-F (Fiscal Year Ended December 31, 2009)

Financial Statements

Note 2. Significant Accounting Policies, page F-12

1.   We have reviewed your response to our prior comment 5. We note the relative
        significance of your long-lived assets as well as their actual and potential impact
        upon compliance with your debt covenants. In view of recent economic
        conditions, including the declines and fluctuations in charter rates and vessel
        values, please expand your disclosure under Critical Accounting Policies on page
        51 to provide additional details about the key estimates and assumptions that you
        are using in your projections. For example, please address your specific
        assumptions about growth rates, changes in profit margins and/or changes in costs
        and recovery values. Indicate whether, why and to what degree assumptions have
        changed from those applied in prior periods. Discuss the specific nature of the
        events and uncertainties that could have a negative impact upon your
        assumptions. Finally, please address the potential implications of these
        assumptions, including whether your projections indicate that you may fall out of
        compliance with debt covenants.

Note 5. Transactions with Related Parties, page F-25

2.   We have reviewed your response to our prior comment 6, including your
        reference to the release dated September 30, 2008 issued jointly by the Staff and
        the Financial Accounting Standards Board. As stated in the final paragraph of the
        release, clear and transparent disclosures are critical to providing investors with
        an understanding of the judgments made by management. Given the nature and
        size of this transaction as well as the related party relationship of the contributors,
        we believe that significant additional disclosure is required. Accordingly, please
        expand your disclosures in the footnotes and under Critical Accounting Policies to
        provide the detailed information furnished in your response to the staff. Also
        provide additional information as needed to comply with the guidance included in
        the September 2008 letter issued by the Division of Corporation Finance.

3.   As a related matter, please refer us to any specific related disclosures included in
        your previously filed Forms 6-K.

Note 16. Commitments and Contingencies, page F-39

4.   We have reviewed your response to our prior comment 8. Please expand your discussion on page 43 of MD&A to clarify (i) whether you are a member of one or more P&I Clubs, and (ii) that each of the 13 P&I Clubs have capped their total exposure in the pooling arrangement, entered into between themselves and the International Group of P&I Clubs, at $4.25 billion. Disclose, if true, that you are not a party to the pooling agreement, but that the P&I Club(s) to which you are a member are party to this agreement, and that your liability exposure is subject to calls payable to the P&I Club(s) based on their claim records as well as the claim records of all other members of the individual P&I Clubs and members of the pool of P&I Clubs composing the International Group. State whether there is any cap on your liability exposure under this arrangement and quantify that cap, if applicable. Please disclose the amount, if material, of such call payments made by you during each fiscal year in which financial statements are presented. Item (a) of Note 16 should be expanded accordingly to discuss your potential P&I liability exposure that is in addition to any liability in excess of your $1 billion per vessel per incident oil pollution insurance coverage cap.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Beverly A. Singleton, Staff Accountant, at (202) 551-3328, or Margery Reich, Senior Staff Accountant, at (202) 551-3347, if you have questions regarding comments on the financial statements and related matters, and J. Nolan McWilliams, Attorney-Advisor, at (202) 551-3217, regarding comments on legal matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief